FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of December 2003

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-99954.

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2003   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
               Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99(1)	Shareholder Mailing for the Third Quarter of 2003



We recorded net income in the quarter of $6.5 million, compared to a net loss of $0.4 million for the same period last year resulting in net income per share of $0.22 compared to a net loss per share of $0.02 for the same period last year. Adjusted net income for the quarter was $8.1 million compared to $2.2 million in the same period last year. Adjusted net income per share for the quarter was $0.27 as compared to $0.08 achieved in the same period last year.

For the second consecutive quarter, Paradise Island reported record levels of gross revenue and EBITDA. We had a terrific summer at Paradise Island, as Atlantis benefited from strong demand in the leisure and casino businesses. These record results were achieved despite closing the One&Only Ocean Club for the month of September to commence construction of Phase III. Our record top line performance at the properties flowed through to the bottom line, as we achieved record EBITDA of $28.4 million, an increase of 17% over last year's previous record of $24.2 million. The continued strength in this business, despite the general soft conditions in the travel market, supports our decision to expand our properties on Paradise Island. We broke ground on Phase III this quarter as we began the expansion of the One&Only Ocean Club. The remaining components of this first phase of the Phase III expansion are on track and expected to begin later this year. We look forward to starting the second phase of this expansion late next year, which ultimately will leverage the physical infrastructure on the island as well as the overall customer demand that we have developed for this destination.

In addition to posting these strong results this quarter at Paradise Island, and commencing the next expansion phase at the property, we also showed significant progress in our growth initiatives outside of Paradise Island. We announced plans to develop Atlantis, The Palm, our second branded Atlantis resort, which is to be located at the center of The Palm, Jumeirah, a $1.5 billion land reclamation that is one of two man-made islands being developed in Dubai, United Arab Emirates that are expected to be the largest of their kind in the world. We are extremely excited about the prospect of taking the Atlantis brand and product to a more global audience.

Paradise Island

Our Paradise Island operations achieved record third quarter gross revenue of $117.7 million and EBITDA of $28.4 million as compared to $112.5 million and $24.2 million, respectively, in the same period last year. Atlantis benefited from a strong July and August as occupancy was 94% and 92%, respectively, which was in line and up 1%, respectively, as compared to the same months last year. August's occupancy results were the highest ever achieved for that month since opening Phase II in late 1998. In September, business levels were below last year, primarily from an anticipated decrease in group business. The pace of group business for 2004 continues to be strong on a year on year basis.

Atlantis's revenue per available room ("RevPAR") for the quarter was $177 as compared to $176 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 79% at a $225 average daily room rate ("ADR"), which compares to an average occupancy of 82% and ADR of $214 in the same period last year.

In the Atlantis Casino, table and slot volumes were strong in the quarter. Table drop decreased by 7% from the same period last year. However, last years results included the effect of the Michael Jordan Celebrity Invitational, which is returning to its customary January slot in 2004. Excluding the estimated effect of this event, table drop was up by 6%. Slot win was also strong, increasing by 5% over the same period last year. Pegasus, the Atlantis Casino's new race and sportsbook, opened in early September. This new casino attraction offers a more complete gaming experience and allows the resort to capitalize on demand in the casino during major United States sporting events that take place during peak visitation periods, such as the Super Bowl and Final Four.

In the quarter, we began construction of the approximately $100 million first phase of Phase III ("Phase III-A") with the commencement of construction of three new luxurious villas to the One&Only Ocean Club, along with a high end boardroom meeting facility and kids pool at the resort. The other two major components of Phase III-A include the Marina Village, which includes new restaurants and retail space to be developed around the Atlantis Marina, along with an expansion to Harborside at Atlantis ("Harborside"), which will add approximately 120 two-bedroom suites to the existing timeshare project. Development planning is underway for Marina Village and the Harborside expansion and construction of these projects is expected to commence by early 2004. The additions to the One&Only Ocean Club are expected to be completed in time for the 2005 high season. Construction on the $500 million second phase of Phase III ("Phase III-B"), which includes a 1,200-room hotel, is expected to commence by the end of 2004, with completion expected by Christmas 2006.

In the quarter, we took an important step toward acquiring strategically located real estate adjacent to Atlantis. We announced that we had entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $40 million. This resort, which includes an existing 306-room hotel, spans Paradise Island between Nassau Harbour on the south side and the ocean on the north side with a prime beachfront location. The approximately 20-acre site borders the eastern boundary of the proposed site of the new hotel that is part of Phase III-B and is therefore ideally positioned for future expansion of our investments on Paradise Island. The transaction is subject to closing conditions, including relevant governmental approvals.

Atlantis, The Palm

In the quarter, we announced that we agreed to form a joint venture with Nakheel LLC, the developer of The Palm, to create Atlantis, The Palm, a $650 million development project in Dubai, United Arab Emirates. The first phase of this project is expected to include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. The agreement also provides for an additional 25 acres of land for future development that would ultimately enable Atlantis, The Palm to grow its room capacity to at least 2,000 rooms.

Architectural and conceptual planning is under way for Atlantis, The Palm. Construction is expected to commence before the end of 2004 and it is anticipated that the project will be completed by early 2007. The agreement provides for the initial development of Atlantis, The Palm, which is expected to include:

- A 1,000-room luxury hotel that will have impressive views of The Palm, Jumeirah, and will have some unusual and distinctive architectural features, as is the case at Atlantis, Paradise Island; and

- An extensive water-theme park, the largest in the region, with capacity for over 5,000 daily visitors, that will also include one of the world's largest man-made marine habitats, a snorkel trail, a swim-with-the-dolphins encounter program, an array of water slides and The Dig, an Atlantis-themed "archeological" experience.

We and Nakheel have jointly agreed to invest a total of $120 million in the form of equity financing in the project with the balance of the financing expected to be raised at the local level and which may include an equity component. As part of this transaction, we have agreed to enter into a development services agreement, for which it expects to earn a development fee of $15 million, and a long-term management agreement with the joint venture company. This transaction is subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Connecticut

Mohegan Sun reported slot revenues in the quarter of $212.7 million, an increase of 6% compared to the same period last year. Slot win per unit per day was $383 for the quarter, a 9% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the growing Connecticut slots market to nearly 50%. In the quarter, the Connecticut market grew by 4% over the same period last year.

Trading Cove Associates ("TCA"), an entity 50%-owned by us, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. We recorded income from TCA of $9.5 million in the quarter compared to $8.5 million reported in the same period last year.

One&Only Resorts

The One&Only Ocean Club, our luxury resort hotel on Paradise Island, performed very well during the quarter. The resort achieved an average occupancy of 82% and an ADR of $563. The resort was temporarily closed in the quarter on September 2 in order to commence construction of the Ocean Club expansion. For July and August combined, RevPAR at the Ocean Club was up a strong 11% as compared to the same period last year. The resort was re-opened on October 6.

The One&Only Ocean Club had an outstanding summer, achieving its sixth consecutive quarter of record RevPAR. Against the backdrop of these strong results, we started construction of the three new luxury villas in the third quarter. We are confident that these new villas will be extremely popular and will also further establish the One&Only brand at the highest end of the travel market.

In the quarter, we earned fees of $1.7 million from our non-Paradise Island luxury resort operations, as compared to $0.9 million in the same period last year. Business trends have improved in the Indian Ocean and Dubai as results have rebounded following the end of the war in Iraq. On a comparable basis, which excludes results for those resorts that were not open for all of both periods, we experienced a RevPAR increase in our non-Paradise Island luxury resort properties in the quarter of 16% over the same period last year.

The One&Only properties in the Indian Ocean experienced strong business levels, as the refurbishment of the One&Only Le Touessrok has been favorably received following its re-introduction late last year. Also in the Indian Ocean, the One&Only Kanuhura has achieved excellent results as it has benefited from favorable travel trends to the Maldives. In Dubai, the One&Only Royal Mirage continued to achieve the highest RevPAR in its market and has managed to increase RevPAR despite doubling the number of rooms this year.

As previously announced, a major initiative was taken to launch the One&Only brand in Europe. Accordingly, the associated advertising costs have impacted the results in the quarter. We reported an EBITDA loss from luxury resort operations, excluding the One&Only Ocean Club, of $1.3 million as compared to a loss of $0.3 million of EBITDA for the same period last year. These higher marketing expense levels are not expected to continue into next year.

Construction of the One&Only Palmilla, our 50%-owned luxury resort in Los Cabos, Mexico, remains on schedule for an early 2004 grand reopening. The resort was closed at the end of the first quarter in order to commence an expansion project that will increase the room count from 115 rooms to 172 rooms and will significantly upgrade the amenities and public areas. The expansion is subject to obtaining all necessary local permits and approvals.

In the quarter, we also announced the appointment of seasoned hospitality executive J.T. Kuhlman as Chief Executive Officer of One&Only Resorts. Mr. Kuhlman will have global responsibility for the strategic development of One&Only Resorts, including future resort acquisitions, joint ventures, partnerships and management contracts, and overall responsibility for the management and development of the One&Only team.

The appointment of J.T. Kuhlman to One&Only Resorts represents a serious commitment on our part to grow the One&Only brand significantly over the next five years. J.T. and his team will play a crucial role in maintaining and building on the superior quality product of our resorts to ensure that One&Only becomes the finest luxury resort company in the world.

Liquidity
At the end of the quarter, we held $41.4 million in cash and cash equivalents, including $1.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $400.5 million, which is essentially comprised of $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. Our Revolving Credit Facility is undrawn and we have commitments from our lenders for $262 million available under this credit facility, which is net of a $38 million guaranty in respect to the redevelopment of the One&Only Palmilla. We expect to begin discussions in 2004 with our lenders and anticipate that we will enter into a new credit facility as part of a financing package for future phases of development.

We sold our debt securities in London Clubs International that we purchased in 2002, for $13.4 million and recognized a $0.8 million loss on this transaction which has been included in the accompanying condensed consolidated statement of operations. We also advanced $7.5 million in the form of mezzanine financing related to the development of a One&Only luxury resort in the Maldives. We will receive LIBOR plus 500 basis points on these advances. These advances are secured by resort assets and rank second in priority to any senior bank local project financing.

In the quarter, we incurred $16.4 million in capital expenditures, and have funded $35.9 million for the year to date. In the fourth quarter, we anticipate that we will fund between $20 million and $25 million in capital expenditures mainly related to Phase III-A at Paradise Island.

As of September 30, 2003, shareholders' equity was $812.8 million and we had 28.7 million Ordinary Shares outstanding.

UK Gaming
The gaming license in Northampton that we agreed to acquire from London Clubs has been recently renewed. We have submitted filings to the British Gaming Board, and expect the license to be transferred by the end of the first quarter 2004. We ultimately expect to develop and operate a 30,000 square foot facility in Northampton, which is approximately 75 miles from London.



Sol Kerzner
Chairman of the Board & Chief Executive Officer
December 5, 2003
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

Kerzner International Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands)

		September 30, 2003		December 31, 2002
		(Unaudited)		(Unaudited)
Assets				
Current assets:				
Cash and cash equivalents	$	39,909	$	34,012
Restricted cash		1,446		4,842
Trade receivables, net		32,921		44,971
Due from affiliates		14,927		19,597
Inventories		9,081		8,969
Prepaid expenses and other assets		18,974		14,312
Total current assets		117,258		126,703
Property and equipment, net		1,123,264		1,128,375
Notes receivable		50		13,720
Due from affiliates - non-current		31,208		24,379
Deferred tax asset, net		8,852		6,119
Deferred charges and other assets, net		35,601		34,389
Investment in associated companies		79,648		76,093
Total assets	$	1,395,881	$	1,409,778
Liabilities and Shareholders' Equity				
Current liabilities:				
Current maturities of long-term debt	$	297	$	275
Accounts payable and accrued liabilities		138,696		156,171
Capital creditors		3,124		1,538
Total current liabilities		142,117		157,984
Deferred revenue - non-current		15,510		18,028
Other long-term liabilities		5,301		2,697
Long-term debt, net of current maturities		420,113		497,756
Total liabilities		583,041		676,465
Shareholders' equity		812,840		733,313
Total liabilities and shareholders' equity	$	1,395,881	$	1,409,778

Kerzner International Limited
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	2002 [1] [2]	2003	2002 [1] [2]
	(Unaudited)		(Unaudited)	
Revenues				
Casino and resort revenues	$ 117,678	$ 112,531	$ 404,132	$ 389,539
Less: promotional allowances	(5,013)	(4,602)	(17,870)	(17,146)
Net casino and resort revenues	112,665	107,929	386,262	372,393
Tour operations	12,403	10,276	39,928	30,376
Relinquishment and development fees	9,455	8,502	26,374	24,296
Management and other fees	2,402	1,266	7,674	5,588
Insurance recovery	-	-	2,819	1,100
Other	1,339	1,127	3,715	3,315
	138,264	129,100	466,772	437,068
Expenses				
Casino and resort expenses	64,829	65,250	203,659	200,727
Tour operations	11,178	9,050	35,294	26,584
Selling, general and administrative	24,324	21,155	76,103	63,349
Corporate expenses	8,358	7,781	24,491	21,902
Depreciation and amortization	13,904	13,923	41,537	40,781
	122,593	117,159	381,084	353,343
Income from operations	15,671	11,941	85,688	83,725
Other income and (expenses)				
Interest income	615	1,066	2,635	2,458
Interest expense, net of capitalization	(7,114)	(9,313)	(21,917)	(30,227)
Equity in earnings (losses) of associated companies, net	(1,382)	(941)	122	887
Gain on replacement of damaged assets	-	-	2,514	-
Gain on settlement of territorial dispute	-	-	-	5,069
Loss on early extinguishment of debt	-	(876)	-	(15,882)
Other, net	(876)	(122)	(932)	(204)
	(8,757)	(10,186)	(17,578)	(37,899)
Income from continuing operations before income taxes and minority interest	6,914	1,755	68,110	45,826
Provision for income taxes	(64)	(393)	(370)	(1,183)
Minority interest	(133)	-	(662)	-
Income from continuing operations	6,717	1,362	67,078	44,643
Income (loss) from discontinued operations, net of income tax effect	(204)	(1,799)	1,305	(5,698)
Net income (loss)	$ 6,513	$ (437)	$ 68,383	$ 38,945
Diluted net income (loss) per share:				
Income from continuing operations	$ 0.22	$ 0.05	$ 2.29	$ 1.56
Income (loss) from discontinued operations, net of income tax effect	-	(0.07)	0.04	(0.20)
	$ 0.22	$ (0.02)	$ 2.33	$ 1.36
Weighted average number of shares outstanding - diluted	30,075	28,722	29,323	28,538

(1) The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.

(2) Loss on early extinguishment of debt, net of income tax effect, has been reclassified from an extraordinary loss to other income and expenses.

Kerzner International Limited
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	2002	2003	2002
	(Unaudited)		(Unaudited)	
Cash flows from operating activities:				
Net income (loss)	$ 6,513	$ (437)	$ 68,383	$ 38,945
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	13,904	13,923	41,537	40,781
Provision for doubtful receivables	154	788	741	2,348
Amortization of debt issuance costs and debt premium	301	372	914	1,499
Equity in (earnings) losses from associated companies, net	(498)	942	(9,807)	725
Gain on insurance proceeds received for replaced assets	-	-	(2,514)	-
Loss on early extinguishment of debt	-	876	-	15,882
Loss on disposition of assets	248	7	371	73
Loss on sale of notes receivable	775	-	775	-
Loss on sale of short term investment	-	-	-	158
Deferred income tax benefit	(3,627)	-	(8,966)	(527)
(Gain) loss from discontinued operations	204	1,799	(1,305)	5,698
Net change in restricted cash	21	(86)	3,396	(224)
Net change in working capital accounts	(10,891)	(19,614)	(1,267)	(37,142)
Net change in deferred charges	(691)	(959)	(1,547)	(115)
Net change in long-term liabilities	1,399	-	2,550	-
Net cash provided by (used in) operating activities	7,812	(2,389)	93,261	68,101
Cash flows from investing activities:				
Payments for property and equipment	(16,425)	(8,376)	(35,852)	(30,676)
Acquisition of tour operator, net of cash acquired	-	-	1,384	-
Repayment (purchase) of notes receivable	12,378	(13,704)	13,409	4,314
Purchase of first mortgage notes, net	-	-	-	(158)
Acquisition of land and casino license	-	-	(2,107)	-
(Advances to) repayment from associated companies, net	-	-	(1,003)	2,092
Advances to affiliates	(5,000)	-	(7,500)	-
Deposit paid for development project	(4,030)	-	(4,030)	-
Deposits received	1,250	4,500	1,250	4,500
Sale of debt and equity interest in Kanuhura	-	-	1,464	-
Acquisition of equity interest in Palmilla	-	(37,936)	-	(40,469)
Insurance proceeds for replaced assets	-	-	6,852	-
Net proceeds from sale of assets	49	1	221	78
Net cash used in investing activities	(11,778)	(55,515)	(25,912)	(60,319)
Cash flows from financing activities:				
Proceeds from issuance of debt and borrowings	15,600	30,000	19,600	240,000
Repayment of debt	(15,669)	(7,066)	(91,824)	(35,193)
Early redemption of debt	-	(7,611)	-	(232,371)
Proceeds from exercise of stock options	7,363	272	11,303	14,702
Repurchase of ordinary shares	(408)	(365)	(408)	(365)
Debt issuance and modification costs	(13)	(86)	(123)	(4,658)
Net cash used in (provided by) financing activities	6,873	15,144	(61,452)	(17,885)
Net increase (decrease) in cash and cash equivalents	2,907	(42,760)	5,897	(10,103)
Cash and cash equivalents at beginning of period	37,002	63,128	34,012	30,471
Cash and cash equivalents at end of period	$ 39,909	$ 20,368	$ 39,909	$ 20,368

Kerzner International Limited Reconciliation of Adjusted Net Income to GAAP Net Income *(Amounts in thousands, except per share data)*	For the Three Months Ended September 30,				For the Nine Months Ended September 30,			
	2003		2002		2003		2002	
	$	EPS	$	EPS	$	EPS	$	EPS
	(unaudited)				(unaudited)			
Adjusted net income (1)	$ 8,074	$0.27	$ 2,238	$0.08	$64,373	$2.20	$54,356	$ 1.90
Income (loss) from discontinued operations, net of income tax effect (2)	(204)	-	(1,799)	(0.07)	1,305	0.04	(5,698)	(0.20)
Insurance recovery (3)	-	-	-	-	2,819	0.10	1,100	0.04
Gain on replacement of damaged assets (3)	-	-	-	-	2,514	0.09	-	-
Share of loss from remediation costs at Harborside (4)	(192)	-	-	-	(751)	(0.03)	-	-
Share of loss from the One&Only Palmilla pre-opening expenses (5)	(1,165)	(0.05)	-	-	(1,877)	(0.07)	-	-
Early extinguishment of debt, net of income tax effect (6)	-	-	(876)	(0.03)	-	-	(15,882)	(0.56)
Gain on settlement of territorial and other disputes (7)	-	-	-	-	-	-	5,069	0.18
Net income (loss)	$ 6,513	$0.22	$ (437)	($0.02)	$68,383	$2.33	$38,945	$1.36

(1) Adjusted net income is defined as net income (loss) before income (loss) on discontinued operations, net of income tax effect, insurance recovery, gain on replacement of damaged assets, share of loss from remediation costs at Harborside, share of loss from the One&Only Palmilla pre-opening expenses, early extinguishment of debt, net of income tax effect, and gain on settlement of territorial and other disputes. Adjusted net income is presented to assist investors and management in analyzing the performance of the Company and is a principal basis for valuation of companies. Management considers Adjusted net income to be a better measure on which to analyze current results and base expectations of future results than net income from continuing operations computed in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). This information should not be considered as an alternative to U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company.

(2) The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the first quarter of 2003. The Company has recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the first quarter of 2003, which was reduced by net losses incurred while winding down the operations of the business, including the writedown of net assets and other associated costs.

(3) Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(4) The Company recorded a loss for its share of remediation costs related to Harborside arising primarily from damage incurred from Hurricane Michelle. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation.

(5) In April 2003, the One&Only Palmilla Resort was temporarily closed in order to commence an approximate $80.0 million expansion project. As a result, the Company recorded a loss for its 50% share of the pre-opening expenses incurred subsequent to the closing of the resort.

(6) The Company recognized a loss on early extinguishment of debt arising primarily from the refinancing of 9% Senior Subordinates Notes and open market repurchases of 8 5/8% Senior Subordinated Notes.

(7) In 2002, the Company recognized a gain on settlement of territorial and other disputes with a principal shareholder.

Kerzner International Limited Reconciliation of EBITDA to GAAP Net Income *(Amounts in thousands)*	For the Three Months Ended September 30,				For the Nine Months Ended September 30,			
	2003		2002		2003		2002	
	(Unaudited)				(Unaudited)			
EBITDA (1)	$	29,575	$	25,864	$	124,406	$	123,406
Insurance recovery		-		-		2,819		1,100
Depreciation and amortization		(13,904)		(13,923)		(41,537)		(40,781)
Other expense, net		(8,757)		(10,186)		(17,578)		(37,899)
Provision for income taxes		(64)		(393)		(370)		(1,183)
Minority interest		(133)		-		(662)		-
Income (loss) from discontinued operations, net of income tax effect		(204)		(1,799)		1,305		(5,698)
Net income (loss)	$	6,513	$	(437)	$	68,383	$	38,945

(1) EBITDA is defined as net income before insurance recovery, depreciation and amortization, other expense, net, provision for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect. Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information regarding the Company's ability to incur and service debt. In addition, management uses EBITDA to assess the Company's operating performance, measure cash flows from operations before debt service and to make capital investment decisions. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.